





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 N. Rocky Point Drive, Ste. 1000
(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Cole — (813) 264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prida Guida & Perez, P.A.
(Name – *if individual, state last, first, middle name*)

1106 North Franklin Street	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David S. Cole__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Calton & Associates, Inc.__ , as of __September 30__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Senior Vice President, Chief Financial Officer
_____
Title



LYNNE EHRLICH
Notary Public, State of Florida
Commission No. GG247707
Commission Expires 08/12/2022

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALTON & ASSOCIATES, INC.

**Statement of Financial Condition
September 30, 2019**

CALTON & ASSOCIATES, INC.
Statement of Financial Condition
September 30, 2019

TABLE OF CONTENTS



PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Calton & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Calton & Associates, Inc. (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prida Guida & Perez

Prida, Guida & Perez, P.A.
Tampa, Florida
November 27, 2019

We have served as Calton & Associates Inc.'s auditor since 2019.

CALTON & ASSOCIATES, INC.
Statement of Financial Condition
As of September 30, 2019

ASSETS

ASSETS

Cash and cash equivalents	$	7,105,805
Investments, at fair value		71,138
Receivables		
Clearing agents		127,345
Commissions and fees		1,360,564
Registered representatives		74,709
Prepaid expenses		602,109
Property & equipment, net		93,677
Intangible asset, net		403,750
Deferred tax asset, net		157,684
Deposits		337,435
Total Assets	$	10,334,216

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	54,371
Accrued expenses		
Commissions and wages		5,166,984
Employee benefits		243,989
Other accrued expenses		1,169,455
Note payable		150,000
Total Liabilities		6,784,799

SHAREHOLDERS' EQUITY

Common stock:		
Class A: Voting and participating stock, no par value, 37,500,000 shares authorized, 5,360,000 shares issued and outstanding		-
Class B: Voting and participating stock, no par value, 37,500,000 shares authorized, 0 shares issued and outstanding		-
Retained earnings		3,539,193
Accumulated other comprehensive income		10,224
Total Shareholders' Equity		3,549,417
Total Liabilities and Shareholders' Equity	$	10,334,216

Read the accompanying notes to the financial statements.

2

Note 1 – Organization and Nature of Business

Calton & Associates, Inc. (the "Company") is a fully disclosed registered securities broker-dealer, a member of the Financial Industry Regulatory Authority ("FINRA") and a Registered Investment Advisory firm with the Securities Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities, mutual funds, insurance products and investment advisory services through a national network of independent financial advisors.

The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation – In accordance with generally accepted accounting principles ("GAAP"), the Company maintains its books on the accrual basis of accounting.

Cash and Cash Equivalents – The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days.

Receivables from Clearing Agents and Commissions and Fees – Receivables from clearing agents consists of commissions due from securities and other transactions placed through the clearing firms. Commission and fee receivables include commission receivables from mutual fund, insurance and direct participation product sponsors. Management considers these receivables as fully collectible and therefore no allowance for doubtful accounts has been established.

Receivables from Registered Representatives – The Company records receivables from registered representatives for advances, commission chargebacks, fees due and other items arising in the normal course of operations. Management considers these receivables as fully collectible and therefore no allowance for doubtful accounts has been established.

Property and Equipment - Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed on the straight–line basis using the estimated life of the asset, generally three to seven years. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Intangible Asset – The Company's intangible asset from the purchase of a client list is recorded at cost and amortized on a straight-line basis over five years.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

CALTON & ASSOCIATES, INC.
Notes to the Financial Statement
September 30, 2019

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. Management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.   The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value Measurements - The Company records certain assets at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

> *Level 2* – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

> *Level 3* – Unobservable inputs for the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Revenue Recognition - In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 replaced most existing revenue recognition guidance under GAAP when it became effective. The Company adopted ASU 2014-09 effective October 1, 2018 using the modified retrospective method of adoption. The implementation of ASU 2014-09 had no material impact on the measurement or recognition of revenue from prior periods.

The Company's primary customer-related revenue streams include securities commissions for trades placed at the clearing agents which are recorded on a trade-date basis and mutual fund, insurance and direct participation program commissions which are also recognized on a trade-date basis. The Company also receives fees for investment advice and records this revenue over time as the performance obligation is satisfied. Additionally, the Company receives distribution fees from fund companies that may be paid up front, over time, or when the investor exits the fund. Fixed amounts are recognized on trade-date and variable amounts are recognized at the time market values and investor activities are known, usually monthly or quarterly as performance obligations are satisfied.

4

Note 2 – Summary of Significant Accounting Policies (continued)

Leases – The Company recognizes operating lease minimum rentals on a straight-line basis over the lease term. Executory costs such as real estate taxes and maintenance are recognized as incurred. The lease term, which includes all renewal periods that are considered to be reasonably assured, begins on the date the Company has access to the leased property. Rent-free periods are recorded as deferred rent and amortized as reductions to lease expense over the lease term. The Company's deferred rent liability at September 30, 2019 is $116,785 and is included in other accrued liabilities.

Note 3 – Restricted Cash

At September 30, 2019, there is restricted cash of $1,224,138 held in an account with a clearing agent to collateralize securities trading and inventory accounts.

Note 4 – Investments

Investments are composed of available-for-sale securities measured at fair value on a recurring basis. At September 30, 2019, the Company's investments consist of the following securities:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	$ 60,914	$ 10,224	$ -	$ 71,138
Total	$ 60,914	$ 10,224	$ -	$ 71,138

Below are the Company's investments measured at fair value on a recurring basis as of September 30, 2019, by the fair value hierarchy described in Note 2:

	Level 1	Level 2	Level 3	Fair Value
Equity securities	$ 71,138	$ -	$ -	$ 71,138
Total	$ 71,138	$ -	$ -	$ 71,138

Note 5 – Property & Equipment

At September 30, 2019, property and equipment consists of the following:

	2019
Equipment	$ 84,963
Furniture	118,504
Total	203,467
Less: Accumulated Depreciation	(109,789)
	$ 93,677

Depreciation expense was $24,632 for the year ended September 30, 2019.

Note 6 – Intangible Asset

At September 30, 2019, the intangible asset consists of the following:

	2019
Customer list	$ 425,000
Less: Accumulated Amortization	(21,250)
	$ 403,750

Amortization expense totaled $21,250 for the year ended September 30, 2019. The weighted average amortization period remaining is 4.75 years. Amortization expense is expected to be $85,000 for 2020 through 2023 and $63,750 for 2024.

Note 7 – Note Payable

At September 30, 2019, the Company had a note payable of $150,000 related the purchase of a customer list. The note was unsecured, bore no interest and was paid on November 25, 2019.

Note 8 – Profit Sharing and 401(k) Plan

The Company sponsors a qualified profit-sharing and 401(k) retirement plan that covers substantially all full-time employees. Profit sharing contributions totaling $146,943 represent the lesser of the maximum contribution allowed or up to 7.07% of participant compensation for 2019. 401(k) Safe Harbor contributions totaled $97,046 in 2019.

Note 9 – Income Taxes

The deferred tax asset consists of the following as of September 30, 2019:

Deferred tax assets		
Accrued liabilities	$	141,062
Deferred rent		32,513
Intangible asset		3,944
		177,519
Deferred tax liability		
Property and equipment		(19,835)
		(19,835)
Deferred tax asset, net	$	157,684

The components of income tax expense (benefit) for the year ended September 30, 1019 are as follows:

Current		
Federal	$	214,421
State		92,141
		306,562
Deferred		(85,874)
	$	220,688

Deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Note 10 – Commitments and Contingent Liabilities

Leases – The Company is obligated under two non-cancellable operating leases for the rental of office space. Rent expense under the leases totaled $274,870 for 2019. At September 30, 2019, future minimum lease payments are as follows:

Year ended September 30:

2020	$	256,924
2021		258,803
2022		265,895
2023		181,939
	$	963,561

Loss contingencies – In the ordinary course of its business, the Company becomes involved in various legal proceedings including civil and class action lawsuits, regulatory examinations and investigations and other disputes. Significant damages or penalties may be sought from the Company in some matters, and some matters may require years for the Company to resolve. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. The Company maintains errors and omissions insurance coverage for securities-related claims.

At September 30, 2019, The Company is party to three securities-related claims and four non-securities related legal proceedings. Management has estimated that future legal costs associated with these matters to be $506,689. Management cannot reasonably determine settlement costs of these matters. Accordingly, the accompanying statement of financial condition reflects accrued legal costs in the amount of $506,689 included in other accrued expenses.

Note 11 – Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is in business as an introducing broker-dealer. The Company's activities through the clearing broker-dealer may expose the Company to off-balance sheet risk in the event that customers or other third parties fail to satisfy their obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company maintains cash and cash equivalents in bank and securities accounts which, at times, may exceed federally insured limits. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

Note 12 – Net Capital Requirements

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of $1,754,141, representing an excess over required net capital of $1,303,530. The ratio of aggregate indebtedness to net capital was 385% at September 30, 2019.

Note 13 – Subsequent Events

The Company has evaluated events through November 27, 2019, the date which the financial statements were available to be issued and has determined that there were no events or transactions during such period which would require recognition or disclosure in the financial statements.